Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SUMMER 2010

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.  COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM:       FINANCIAL RESULTS

Taylor Devices completed its 2009-2010 fiscal year on May 31, 2010.  The Company had increased sales and profits compared to 2008-2009.  Sales for 2010 were $17,875,371, up from $16,737,973 in 2009.  Year-end net income for 2010 was $1,586,957, compared to $571,894 in 2009.  This performance is an all-time record for net income, and surpassed only by F/Y 2008 in sales volume.

Aerospace product sales were substantially increased for 2010.  Conversely, the Company continues to be affected by slow worldwide construction markets affecting sales of seismic and wind damping products.

Taylor Devices=firm order backlog at year-end was $13 million, compared to $13.1 million at the end of F/Y 2009.

FOURTH QUARTER	F/Y 09-10	F/Y 08-09
SALES	$4,589,548	$4,458,111
NET INCOME	$439,496	$336,531
EARNINGS PER SHARE	134	104

FISCAL YEAR	F/Y 09-10	F/Y 08-09
SALES	$17,875,371	$16,737,973
NET INCOME	$1,586,957	$571,894
EARNINGS PER SHARE	494	184

SHARES OUTSTANDING	3,230,273	3,221,280

ITEM:       NEW ORDER ANNOUNCEMENTS - SEISMIC / WIND

The following new orders for seismic and wind protection were received during the last quarter.  As has been the recent trend, most of these new orders are for export.  Asian markets continue to be a bright spot in an otherwise flat construction market.

  Sunpo Hong-Yun Building -- Taiwan, ROC

  Tiangjin-Qinghuangi High Speed Rail Bridges -- China

  Q Bridge -- New Haven, CT

  Farglory H-72 Building -- Taiwan, ROC

  ANP Nueva Wharf Project -- Montevideo, Uruguay

  Pinnacle Tower Building -- London, UK

  Taota Taoyuan Building -- Taiwan, ROC

  Alexandra Bridge -- Ottawa, Ontario Canada

  New Janghowon Bridge II -- South Korea

ITEM:     ISO 14001 ENVIRONMENTAL MANAGEMENT CERTIFICATION

The Company has noted that certification to International Standards Organization Standard ISO 14001 is becoming a contractual requirement to participate in both European and Asian projects, both commercial and aerospace.  This relatively new standard in many instances parallels U.S. Environmental Protection Regulations, but is an independent standard.   First published in 1996, ISO 14001 specifies formal requirements for a company's environmental management system.  It applies to those environmental aspects upon which an organization has control, and over which the organization can be expected to have an influence.  Because of Taylor Devices' reliance on business opportunities outside the United States, the Company has elected to seek certification to this standard using the services of independent auditors.

The standard instructs a business how to:

  Implement, maintain and improve an environmental management system.

  Assure conformance with stated environmental policy.

  Ensure compliance with environmental laws and regulations.

  Obtain third party certification of the corporation's environmental management system.

In addition to meeting new worldwide contract clauses, adaptation of this standard offers potential long term cost savings to the Company with respect to waste management, energy consumption, and distribution costs.  The Company expects to obtain certification to this standard within the next year.

Taylor Devices also notes that virtually all of our products use strictly inert, non-toxic, silicone based, non-petrochemical fluids.  On a shipping weight basis, the Company's products are typically made from at least 90% recyclable material, predominately steel, aluminum, and titanium.

ITEM:       TAYLOR DEVICES AWARDED ENVIRONMENTAL GRANT PACKAGE

Since 1960 the Company has been located at a waterfront site on Tonawanda Island in the Niagara River that connects Lake Erie and Lake Ontario.  When this island site was purchased, it was literally the lowest cost land available to our founder Paul H. Taylor.  The reason for the low price was the high level of pollution in the Niagara River -- sections of which were classified as an "open sewer" by the Army Corps of Engineers as early as the 1860s.  Many scientists declared Lake Erie and the Niagara River "officially dead" in 1960 since the pollution levels were so high that most fish and marine organisms could not survive.  Our original facility indeed had no windows in the entire building, except for the entrance lobby and employee lunch room.  The reasons given for this usually included the comment that there wasn't anything worth viewing, especially the river.  The facility was air conditioned to filter out some of the smell of the pollution.

Leery of building on a waterfront site, Mr. Taylor had the site's property search taken back to the War of 1812.  This allowed verification that no polluting businesses had ever been located on Company lands.  Over the past 50 years, Federal and State laws and programs have cleaned up the Niagara River and all of the Great Lakes, greatly increasing the value of waterfront lands.  However, the waterfront portions of the Company's property are still essentially as they existed in 1960.  As buildings were added over the years, New York environmental officials requested property search documents to verify that no previous land owner had polluted the site prior to excavation being started for each new building.  The most rigorous examination was in the early 1990s when the Company constructed its present heavyweight drop test facility for seismic testing.  The excavation for this facility went down some 30 feet underground to accommodate a 3 million pound concrete pour which forms the "hard floor" of this test facility.  State officials required test borings to substantiate the existing property search records.

Early in 2010 the Company became aware of new State and Federal programs offering substantial grant funds to waterfront property owners on the Great Lakes willing to restore their lands to "pre-industrial" conditions.  Taylor Devices applied for a grant for Waterfront Habitat Restoration in early 2010.  The Company recently received a Notice of Award from the Government Program Office for grant funds to improve and enhance our property.  The habitat restoration of our site will be accomplished using both New York State and Federal funds, with most of the labor being done by Americorps volunteers.  Restoration plans will include reforestation, planting of riverine vegetation, and creation of rain gardens to capture rain run-off from some buildings.  The Company was advised by the Grant Administrator that our application was viewed most favorably because the Company could fully substantiate that no pollution clean-up or remediation was required at the site, leaving it ready immediately for Habitat Restoration.  This was not only because Taylor Devices' operations and products have always been in compliance with mandated environment laws but also because the Company could verify via site borings and search documents that no earlier owner had been involved with polluting activities at the site, dating back to the time when Taylor Devices' Tonawanda Island site was seized by Great Britain during the War of 1812.

ITEM:       NEXT SHAREHOLDER MAILING

Our next Shareholder mailing will be the Notice of Annual Meeting of Shareholders.  You should be receiving your mailing in September.

                                                                                    By:     /s/Douglas P. Taylor
                                                                                               Douglas P. Taylor
                                                                                               President